

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-Mail
Baoshi Wang
President, Chief Executive Officer and Chairman of the Board
US-Ruquan Dairy Production Int'l, Inc.
699 Serramonte Blvd. Ste 212
Daly City, CA 94015

> **Re:** **US-Ruquan Dairy Production Int'l, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2012**
> **File No. 333-181349**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note your response to prior comments 2 and 3. Please substantially revise your prospectus where appropriate to remove any implication that you are currently conducting operations or that you intend to conduct operations other than through a potential joint venture agreement, if true. In this regard, we note the paragraphs under the "Business Strategy" captions in your summary and business sections and the disclosure in Note A of your financial statements. Please ensure your disclosure reflects the substance of your response to prior comments 10 and 11 where you state that the cooperation agreement "merely creates a trading relationship" with your potential joint venture partner.

2.   We note your response to prior comment 4; however, it continues to appear from your disclosure that you are a shell company as defined in Rule 405 under the Securities Act due to your nominal operations. In this regard, we note that you have not formed the

joint venture contemplated by the cooperation agreement that you entered into almost two years ago, that there is no commitment or time limit for you to form the joint venture, that you do not have any employees, and that you have nominal assets. Accordingly, you should revise your prospectus as appropriate to disclose your shell company status, including your summary, risk factor and selling shareholder sections.

3.   Please ensure that the disclosure in your registration statement is consistent. In this regard, reconcile the disclosure regarding your percentage interest in the potential joint venture throughout your prospectus and exhibits, reconcile your risk factor disclosure that you presently conduct your business "by means of a joint venture agreement" with the disclosure in your summary explaining that you have not yet entered into a joint venture agreement, and reconcile your disclosure regarding your intended business in your summary with your disclosure in Note A to your financial statements. Refer to prior comment 2. Also, reconcile your disclosure that you are an "exporter" with the discussion of the intended purpose of the potential joint venture reflected in exhibit 99.2.

4.   We note your revised summary disclosure describing the delegations and meetings that you sponsored in part. Please tell us the extent to which the companies with which you share your office space also participated in the delegations and meetings discussed in your summary. To the extent these companies participated with you in the meetings and delegations described in your summary, provide us with your detailed analysis of how you determined that your disclosure obligations per Rule 408 do not require you to identify these other companies and describe their participation. In your response, please address the extent to which you share a promoter with these other companies. Refer to comment 6 in our letter dated June 7, 2012.

Risk Factors, page 6

5.   Please add risk factor disclosure regarding the lack of a time limit or requirement for entering a joint venture agreement, as disclosed in your summary.

Description of Business and Property, page 18

6.   We note your response to prior comment 10. Please disclose the nature, size and competitive position of the other party to the agreement filed as exhibit 99.2, and provide us with objective, independent documentation supporting the industry information that you disclose. Further, please expand your disclosure where appropriate to clarify the terms of the cooperation agreement discussed here, including the responsibilities of each party and the nature of the "trading relationship" formed by the agreement.

Baoshi Wang
US-Ruquan Dairy Production Int'l, Inc.
October 5, 2012
Page 3

Liquidity and Capital Resources, page 20

7.   Please expand your response to prior comment 11 to disclose the identity of the related party and the extent of his or her funding commitment, including the amount and duration of this commitment.

8.   We note your response to prior comment 11. As previously requested, please expand your disclosure to describe and quantify your obligations under the cooperation agreement filed as exhibit 99.2. Clarify the specific date that you will be required to pay the $1 million capital contribution, the source of these funds, and the current status of the cooperation agreement, including whether you have met all of your funding requirements. Discuss the consequences if you do not meet your obligations under the agreement, such as fees and termination rights. Clarify the extent to which any provisions in the agreement have been waived, and file the agreements reflecting any waivers as exhibits to your filing.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 21

9.   We note your response to prior comment 12 and your revised disclosure. Please revise this section here to also provide an analysis of your results of operations for all reporting periods presented including the three and six months ended June 30, 2012. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

10.   Further to the above, please explain to us why you have classified income tax expense and penalties on pages F-5 and F-14 as part of "general and administrative" expenses rather than separately presenting these as "income tax expense" on the face of your statement of operations.

Certain Relationships and Related Party Transactions, page 24

11.   We note your response to prior comment 13. Please provide all of the information required by Regulation S-K Item 404(c), including the nature and amount of anything of value received or to be received by your promoter.

12.   Please expand your disclosure provided in response to prior comment 14 to provide all of the information required by Regulation S-K Item 404(a), including the identity of the related party. Please file the loan agreement or agreements as exhibits to your filing.

Selling Stockholders, page 26

13.   Please disclose the natural persons who have or share voting power over the shares held by your selling shareholders. Refer to prior comment 15.

Audited Financial Statements, page F-1

Note E. Joint Venture For Potential Projects, page F-11

14.   We note your response to prior comment 16. As previously requested, revise your
        financial statements to address the following:

- Describe the material terms of the cooperation agreement and explain how you are
  accounting for it.

- Disclose how you are accounting for any transactions with the cooperation agreement
  company.

- Include the disclosures required by Topic 850 of the FASB Accounting Standards
  Codification for your cooperation agreement.

Unaudited Financial Statements, page F-12

Note 4. Related Party Loans, page F-16

15.   We note your response to prior comment 17. Please revise your filing to disclose the
        nature of the relationships involved with your related party loans pursuant to the guidance
        in 850-10-50-1(a) of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Harold P. Gewerter, Esq.